United States securities and exchange commission logo





                             April 13, 2022

       Demetrios Malamas
       President
       Elektor Industries Inc.
       304 South Jones Blvd. #7356
       Las Vegas, Nevada 89107

                                                        Re: Elektor Industries
Inc.
                                                            Amendment No.1 to
Form S-1
                                                            Filed March 30,
2022
                                                            CIK No. 0001912331

       Dear Mr. Malamas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2022 letter.

       Amendment No.1 to Form S-1

       A Cautionary Note Regarding Forward-Looking Statements, page 4

   1. Please move the factual information about the company and Mr. Malamas' efforts to develop the business
plan to the Prospectus Summary.
       Prospectus Summary, page 5

   2. In your prospectus summary, you indicate that you are not a shell company because you were incorporated in
Wyoming for a particular purpose. Please revise to state this is your belief.
   3.                                                   Please disclose your
response to prior comment 3 in the prospectus summary.
 Demetrios Malamas
FirstName   LastNameDemetrios  Malamas
Elektor Industries Inc.
Comapany
April       NameElektor Industries Inc.
       13, 2022
April 213, 2022 Page 2
Page
FirstName LastName
The Offering, page 7

4. Refer to our prior comment 7 and continue to remove references to your stock potentially trading on the Over-the-Counter Bulletin Board. For example, you refer to the Over-the-
         Counter Bulletin Board on pages 7 and 16.
Description of Business, page 22

5. Please revise your business description to clearly delineate between your current operations and activities versus your future business plans. When describing future business plans, clarify what can reasonably be achieved based upon your current funding and potential funding from the registered offering. As just some examples:
             Revise to remove any implication that you currently have any products. We note in particular the following statement on page 24: "Our main products are solar water pumps and the related and necessary equipment to operate and maintain these solar water pump systems including, but not limited to, battery storage systems, photovoltaic power generating panels, photo cell switching systems and water storage tanks."
             Provide the basis for your statement on page 23 that    [o]ur
competitive advantage for
             manufacturing and procurement will allow us to penetrate the currently existing market and expand market share in the various markets.
             Indicate that your sales and marketing disclosure on page 30 and 31 describes future plans that are dependent upon having sufficient funding and the ability to hire employees such as "sales management and technical professionals." Products and Services, page 25

6. You disclose in response to prior comment 12 that you will be sourcing products under the
         "Difful" brand from Zhejiang Dingfeng Electric Appliance Co., which will be marketed, sold and distributed as private labelled products under "Elektor" branding. Please describe the material terms of the agreements and arrangements with Zhejiang Dingfeng
         Electric Appliance Co. and file them as exhibits. In addition, please limit the descriptions of and graphics related to Difful products to only those Difful solar water pumps you have agreements to sell and distribute. Provide credit to the respective source for each graphic and piece of data you did not create yourself and that remain in the prospectus.
7. In your response letter, you indicate that Mr. Malamas has spent hundreds of hours and incurred significant operating expenses on behalf of the company. You also indicate in your response letter and in disclosure on page 25 that Mr. Malamas has purchased and procured the component parts for a prototype of a solar water pump for domestic use and a prototype of an agricultural/commercial solar water pump. Please disclose the amount of expenses incurred by Mr. Malamas. Disclose the material terms of your agreements with Mr. Malamas to work as an independent contractor, including any obligations to reimburse Mr. Malalas for his expenses and hours worked on behalf of the company. In
         this regard, we note that the company   s expenses through December
31, 2021 consisted of
 Demetrios Malamas
Elektor Industries Inc.
April 13, 2022
Page 3
         general and administrative expenses of $587 and professional fees of $2,025. We also note that Mr. Malamas has not received any compensation from the company since inception.
          File the agreements between the company and Mr. Malamas as exhibits.
8. You appear to indicate in your disclosure on page 25 that Mr. Malamas has consulted on and designed the two prototypes of solar water pumps for domestic use
and
         agricultural/commercial use. Please discuss Mr. Malamas    business
experience in this
         area and, if appropriate, provide risk factor disclosure if Mr. Malamas lacks experience in
         the company   s proposed business.
Sales & Marketing, page 30

9. Please explain how solar water pumps offer lighting and internet connectivity.
Market Research & Potential, page 31

10. Please clarify how the World Health Organization's list of top ten countries in need of clean water is relevant to your business and two target countries. In this regard, your disclosure focuses on Nigeria's and Papua New Guinea's agricultural sectors. Therefore, please provide information relating to the water supply and demand of these markets.
         Furthermore, we note that you added a statement under "Customers" on page 32 that
         "[a] study in East Africa found that 22% of solar water pump customers do not use their pumps for farming at all..." Please clarify why this statement is relevant to your target market of one country in west Africa and one country in the southwestern Pacific Ocean.
Competition, page 33

11.      You continue to refer to the    forecast period    in the first
paragraph of this subsection.
         Please clarify this reference.
Employees and Employment Agreements, page 34

12. In light of the fact that Mr. Malamas is currently the CEO of ACE Funeral Products Ltd., please clarify how Mr. Malamas devotes approximately 40 hours per week to Elektor
         Industries' company matters
Where You Can Find More Information, page 45

13. We note your response to our prior comment 6 and reissue in part. Please provide the requested revisions to the disclosure under this subsection. In addition, please clarify
FirstName LastNameDemetrios Malamas
       whether you will file a Form 8-A before effectiveness of the Form S-1, as you state in
Comapany
       yourNameElektor    Industries
            response letter, or after Inc.
                                      the Form S-1 is effective, as you
disclose under the new risk
       factor
April 13, 2022onPage
                 page314 entitled "If we decided to suspend our obligations to file reports..."
FirstName LastName
 Demetrios Malamas
FirstName   LastNameDemetrios  Malamas
Elektor Industries Inc.
Comapany
April       NameElektor Industries Inc.
       13, 2022
April 413, 2022 Page 4
Page
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-6001 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology